December 7, 2010
Ms. Linda Cvrkel, Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Mad Catz Interactive, Inc.
Form 10-K for the fiscal year ended March 31, 2010
Filed June 11, 2010
Form 10-K/A for the fiscal year ended March 31, 2010
Filed July 30, 2010
Form 10-Q for the fiscal quarter ended June 30, 2010
Filed August 5, 2010
Commission File No. 001-14944
Dear Ms. Cvrkel,
We are in receipt of your letter dated November 22, 2010 with respect to the above-referenced periodic reports. We are responding herein to your comments as set forth below. Our responses set forth in this letter are numbered to correspond to the numbered comments in your letter. All capitalized terms used but not defined herein have the meanings assigned to such terms in the above-referenced periodic reports. For ease of reference, we have set forth your comments and our response for each item below:
Comment:
1.	We note that from the last sentence in the first paragraph that the company recognizes adjustments to deferred tax asset valuation allowances related to tax assets related to business combinations as adjustments to goodwill. Please note that upon adoption of the new guidance relative to business combinations which was effective for the company for the fiscal year beginning April 1, 2009, changes to deferred tax valuation allowances recognized in connection with acquired businesses are required to be recognized in the income statement or directly to equity rather than by adjusting goodwill. Please refer to ASC 805-740-30-3. Please confirm your understanding of this change in accounting and revise future filings accordingly.
Response:
We confirm that this is our understanding of the change in accounting and will revise the wording in future filings accordingly. No changes in valuation allowances have been recorded since the adoption of FAS 141R.
Comment:
2.	We note your disclosure that your credit facility is subject to the availability of eligible collateral (accounts receivable and inventories). In your future filings, please revise your credit facility discussion to clarify whether any availability remains under the revolving line of credit taking into account your outstanding balance at such time. Refer to Item 303(a)(1) of Regulation S-K.
Response:
We will include such disclosure in future filings.
Comment:
3.	We note your disclosure that your credit facility was extended until October 31, 2012. We also note that you have classified the entire credit facility outstanding balance of approximately $3.8 million as being due in less than one year. In your future filings, revise to include a footnote which clarifies the pertinent data necessary to understand the timing and payments due related to such contractual obligation. Refer to Item 303(a)(5)(i) of Regulation S-K.
Response:
We classify the credit facility as a current liability based on our ability and intent to repay the debt within 1 year. In addition, our credit facility has a required lock-box arrangement which also requires short-term classification. We will include such disclosure in future filings.
Comment:
4.	In your future filings, revise to include footnotes disclosing the vesting dates of outstanding option awards. Refer to Item 402(p)(2) of Regulation S-K and Instruction 2 thereto.
Response:
We note your comment and will include such disclosure in future filings.
Comment:
5.	We note from the disclosure included in Note 2 that the company completed the acquisition of Tritton Technologies Inc on May 28, 2010. If this acquisition represents a significant acquisition for the company, please revise the notes to the company’s interim financial statements in future filings to include the pro forma disclosures of the company’s results of operations as required by Rule 8-03(4) of Regulation S-X.
Response:
The Tritton acquisition did not represent a significant acquisition for the company and therefore, we did not include pro forma disclosures of the company’s results of operations under Rule 8-03(4). The following represents the results of the significance tests performed in relation to the company’s most recently completed fiscal year ended March 31, 2010:
Investment test — 5.7%
Asset test — 8.9%
Income test — 3.5%
Comment:
6.	You disclose in the second paragraph that during 2010, the company identified significant deficiencies related to sales reserve estimates and general IT controls.

We further note from your annual report on Form 10-K for the fiscal year ended March 31, 2010 that the same deficiencies existed during your 2009 fiscal year and the company believed it had remediated such 2009 weaknesses during 2010 and therefore concluded that both disclosure controls and procedures and internal controls over financial reporting were effective at your fiscal year ended 2010. Given that your June 30, 2010 quarterly report on Form 10-Q states that the weaknesses were identified in 2010 and the 10-K for the fiscal year ended March 31, 2010 discloses such weaknesses only in regard to 2009, it is not clear at what point in time the deficiencies existed. Please clearly tell us what deficiencies existed during both your 2009 and 2010 fiscal years. Your response should explain why, if deficiencies existed during 2009 and were not fully remediated during 2010, you concluded that your disclosure controls were effective as of March 31, 2010. We may have further comment upon receipt of your response.
Response:
In connection with preparation of our Annual Report on Form 10-K for fiscal year 2009, we identified significant deficiencies related to sales reserve estimates and general IT controls. During fiscal year 2010, these significant deficiencies were remediated, but we continued to improve our controls and procedures during fiscal years 2010 and 2011 related to deficiencies which were considered neither significant nor material weaknesses in those same areas that continued. Accordingly, no significant deficiencies (or material weaknesses) existed as of March 31, 2010, which supported our conclusions that both disclosure controls and procedures and internal controls over financial reporting were effective as of our fiscal year end March 31, 2010. We respectfully submit that both disclosure controls and procedures and internal controls over financial reporting can be effective despite the existence of deficiencies that are neither significant nor material weaknesses. As we continued to work through minor deficiencies in these areas, we included disclosure of such efforts in an effort to be transparent, although we understand this disclosure is not required.
Comment:
7.	We note that as a result of the Tritton acquisition on May 28, 2010, the company has agreed to pay potential additional consideration to the shareholders of Tritton of $8.65 million over a period of five years based on the sale performance of Tritton products. We also note that the company has entered into employment agreements with Tritton’s CEO and certain other Tritton employees in connection with the acquisition transaction. Please tell us the specific nature and terms of the arrangement under which the additional consideration will become payable in future periods. As part of your response, you should also indicate the specific Tritton shareholders to whom the additional consideration may become payable and the amount of stock of Tritton held by the CEO and other employees of Tritton with whom the company is entering into employment agreements, if any. Your response should also explain your basis or rationale for your treatment of additional consideration. Refer to the guidance in ASC 805-10-55-24 and 25. We may have further comment upon review of your response.

Response:
The company agreed to pay additional consideration to the Tritton stockholders based on a percentage of net sales of Tritton products during each of the company’s fiscal years 2011, 2012, 2013, 2014 and 2015, subject to maximum additional consideration for fiscal 2011 and 2012 of $1,600,000, for fiscal 2013 of $1,650,000, and for fiscal 2014 and 2015 of $1,900,000. The company believes that the specific percentage of net sales of Tritton products upon which the contingent consideration is based is confidential information of the company as described in the company’s confidential treatment request, which has been granted by the Securities and Exchange Commission through June 10, 2015.
Contingent payments will be made to all of the stockholders of Tritton, regardless of their employment status with the company following the acquisition. All stockholders will receive the same contingent consideration on a per share basis. One stockholder of Tritton, Christopher Von Huben, has entered into an employment agreement with the company, and his employment compensation is unrelated to any contingent consideration to be received and is a reasonable amount when compared to other employees. Mr. Von Huben held approximately 83% of the stock of Tritton. Based on this information and consideration of the guidance in ASC 805-10-55-24 and 25, we determined that the fair value of the contingent consideration should be recognized as consideration transferred for the business combination and not as a separate arrangement that would be considered future compensation.
We acknowledge that:
•	the company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have additional inquiries, please contact Allyson Vanderford at 619-321-3545. Thank you in advance for your cooperation in connection with this matter.

Sincerely,

/s/ Allyson Vanderford

Allyson Vanderford Interim CFO